CORRESP

S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, 3RD FLOOR HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 ____ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

August 21, 2019

By EDGAR correspondence

Mr. Ryan Rohn

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	StemGen, Inc. Draft Registration Statement on Form S-1 Filed June 21, 2019 File No. 377-02705

Dear Mr. Rohn:

This letter is in response to your letter of comment dated July 18, 2019 covering the captioned Draft Registration Statement filed with the Commission on June 21, 2019. For your convenience, we will restate your comments followed by our responses.

Cover Page

1.  It appears that your common stock is quoted on the OTC Pink Sheet Market. Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares of your common stock will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

OTC Bulletin Board, OTCQX, OTCQB and OTC Pink provide market maker bid and ask along with volume and price at which securities trade over the counter.

Item 501 (b)(3)(4) under the heading Market for Securities provides: “If the securities being offered are not listed on a national securities exchange, the principal United States market(s) where the registrant, through the engagement of a registered broker-dealer, has actively sought and achieved quotation. In each case, also disclose the corresponding trading symbol(s) for the securities on such market(s).”

In response to your comment, we have added the word “quoted” before the phrase “price of our common stock….”

2.  We note that you will be a controlled company following the completion of this offering. Please identify the controlling shareholder and disclose the voting power that the controlling shareholder will have following the completion of this offering on the cover page.

Sonfield & Sonfield

Mr. Ryan Rohn

Division of Corporation Finance

August 21, 2019

Because of Mr. Dawson’s ownership of 100% of the Series F Preferred Stock, he holds two-thirds of the voting power of the registrant. As a result, the registrant became a “controlled company” under the corporate governance standards of the New York Stock Exchange (“NYSE”) and the Nasdaq Stock Market (“NASDAQ”). Controlled companies are exempt from compliance with the listing standards of the NYSE and NASDAQ regarding majority board independence or the independence requirements relating to certain compensation and nominating committee decisions, and in the case of the NYSE, corporate governance committees.. Because the registrant is not currently subject to the corporate governance standards of the NYSE or NASDAQ but should it at some future date become subject to such standards while still being a controlled company, the registrant could be eligible to take advantage of the exemptions from compliance with such corporate governance standards.

The risk associated with Mr. Dawson’s holding of the controlling voted is disclosed under the Risk Factors section.

Dilution, page 10

3.  Please revise your dilution discussion to present net tangible book value per share (before and after the conversion) as of the latest balance sheet date, rather than from your proform as adjusted book value. Refer to Item 506 of Regulation S-K.

The dilution discussion has been revised to present tangible book value (before and after conversion) as of the most recent balance sheet date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 13

4.  Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including the time lines and associated costs accompanying each proposed step in your business plan.

The plan of operation has been revised in response to your comment.

Liquidity, page 14

5.  We note your disclosure that you will require additional funding in order to execute your business plan for the next twelve months. Please revise to also disclose how long you expect your business will be able to continue its current and planned operations if you are unable to secure additional capital.

The prospectus has been revised in response to your comments.

Financial Statements, page F-1

6.  We note you incorporate by reference the financial statements to be included in your Form S-1. Please revise to include these financial statements in the filing. Refer to Rule 411. Similarly, your Results of Operations discussion beginning on page 14 should include all of the financial statement periods presented in your filing. Expand the disclosures in your filing to sufficiently describe the acquisition that occurred on January 29, 2019.

The financials incorporated by reference have been revised in response to your comment. The acquisition of D3esports effective January 29, 2019 is described in the Agreement and Plan of Reorganization dated December 13, 2018 incorporated by reference as authorized by 17 CFR §230.411. The acquisition is additionally described in the first footnote under the financial statements and in the prospectus under Description of Business.

Sonfield & Sonfield

Mr. Ryan Rohn

Division of Corporation Finance

August 21, 2019

Notes to Consolidated Financial Statements Note 2 – Commitments, page F-7

7.  Please ensure the annual contract costs with Mainline are correct. We note that the payments are $10,000 per month beginning September 2018, but that the payment due for the year ending June 30, 2020 is only $100,000.

Footnote 2 is correct. Therefore, no revisions have been made.

Note 3 – Equity, page F-7

8.  Please clarify to correctly state the actual number of designated series of preferred stock you have issued. We note you state the board of directors has designated two series of preferred stock, but describe the rights and holdings of three series of preferred stock.

Footnotes and description in the prospectus have been revised in response to your comment.

General

9.  We note you have marked the box on the registration statement cover page indicating your status as an Emerging Growth Company. Please tell us why you believe you qualify as an Emerging Growth Company. In your explanation, please address your status as a successor of Infotechnology, Inc., which traded on the NASDAQ Stock Market until January 25, 1991. Refer to FRM 10110.9.

Financial Reporting Manual Section 10110.9 provides; “Effect of Predecessor Ineligibility on Successor - If an issuer completes a transaction through which it becomes the successor to its predecessor’s Exchange Act registration and reporting obligations and the predecessor is not eligible to be an EGC because its first sale of common equity securities occurred on or before December 8, 2011, then similarly the issuer (successor) is not eligible to be an EGC.”

Section 2(a)(19) of the Securities Act provides a company qualifies as an emerging growth company if it has total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year and, as of December 8, 2011, had not sold common equity securities under a registration statement.

The gross revenue of the registrant is substantially less than $1.07 billion during its most recently completed fiscal year and the first registration statement to offer common equity is the Form S-1 that is the subject of this letter.

10.  We note both your Series E Preferred Stock and Series F Preferred Stock have the right to vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock and that your Series F Preferred Stock are superior to the voting rights of the Series E Preferred Stock. Please clarify to explain the exact amount of voting rights Series E Preferred Stock has based on the fact that Series F Preferred Stock will always have 66.67% of all voting rights.

Footnotes 2 and 6 under the heading Security Ownership of Certain Beneficial Owners and Management as well as the description of preferred stock has been revised in response to your comment.

Yours very truly,

Robert L. Sonfield, Jr.

Managing Director

cc: Simon Dawson (via e-mail)